Filed by Integrated Device Technology, Inc.

Commission File No. 0-12695

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Integrated Circuit Systems, Inc.

Commission File No. 0-19299

This filing relates to the proposed merger of Integrated Device Technology, Inc., a Delaware corporation (“IDT”) and Integrated Circuit Systems, Inc., a Pennsylvania corporation (“ICS”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 15, 2005, by and among IDT, Colonial Merger Sub I, Inc., a Pennsylvania corporation and wholly-owned subsidiary of IDT, and ICS.

FOR IMMEDIATE RELEASE

Financial Contact: Dawn Morse IDT Investor Relations Phone: (408) 284-6515 E-mail: dawn.morse@idt.com	Press Contacts: Phil Bourekas IDT Worldwide Marketing Phone: (408) 284-8200 E-mail: phil.bourekas@idt.com	Brad Langley Porter Novelli Phone: (408) 369-4600 x636 E-mail: brad.langley@porternovelli.com

IDT VOLUNTARILY PROVIDES FEDERAL TRADE COMMISSION ADDITIONAL

TIME FOR MERGER REVIEW

Company also Files Registration Statement in Connection with Proposed ICS Merger

SAN JOSE, Calif., July 25, 2005 — IDT™ (Integrated Device Technology, Inc.; Nasdaq: IDTI), a leading communications IC company, announced that on July 22, 2005 it voluntarily withdrew and refiled its pre-merger notification and report form under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, as amended, relating to its pending merger with Integrated Circuit Systems, Inc. (ICS; Nasdaq: ICST). The refiling is a procedural step to provide the staff at the United States Federal Trade Commission with additional time to complete their initial review. The waiting period under the HSR Act will now expire on August 22, 2005, unless this period is terminated earlier or extended. IDT still anticipates that the transaction will close in the fourth quarter of calendar year 2005, subject to approvals by IDT and ICS stockholders, appropriate regulatory approvals and the satisfaction of other closing conditions.

On the same date, IDT also filed with the Securities and Exchange Commission a registration statement on Form S-4 in connection with the proposed merger of IDT and ICS. IDT has filed the registration statement to register the shares of its common stock issuable to stockholders of ICS in connection with the proposed merger.

About IDT

IDT is a global leader in preemptive semiconductor solutions that accelerate packet processing for advanced network services. IDT serves communications equipment vendors by applying its advanced hardware and software technologies to create flexible, highly integrated solutions that enhance the functionality and processing of network equipment. IDT accelerates intelligent packet processing with products such as switching solutions, network search engines (NSEs), flow-control management (FCM) ICs and its family of Interprise™ integrated communications processors. The portfolio also comprises products optimized for communications applications, including telecom products, FIFOs, multi-ports, and timing solutions. In addition, the product mix includes high-performance digital logic and high-speed SRAMs to meet the requirements of leading communications companies.

Currently headquartered in San Jose, Calif., the Company employs approximately 2,700 people worldwide and has a wafer manufacturing facility in Oregon, and a test and assembly facility in Malaysia. Additional information about IDT is accessible at www.IDT.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include expectations about the timing of the merger and the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals. Actual results may differ materially from those contained in the forward-looking statements in this press release. IDT undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

IDT has filed a registration statement on Form S-4, and IDT and ICS have filed a related joint proxy statement/prospectus, in connection with the merger transaction involving IDT and ICS. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus because they contain important information about the proposed merger. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by IDT by contacting IDT Investor Relations at 408-284-6515. Investors and security holders may obtain free copies of the documents filed with the SEC by ICS by contacting ICS Investor Relations at 610-630-5300. IDT, ICS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of IDT and ICS in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger are included in the joint proxy statement/prospectus of IDT and ICS described above. Additional information regarding the directors and executive officers of IDT is also included in the IDT proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 23, 2004. Additional information regarding the directors and executive officers of ICS is also included in ICS’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on September 28, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at IDT and ICS as described above.

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IDT, Interprise and the IDT logo are trademarks of Integrated Device Technology, Inc. Other brands, product names and marks are trademarks, registered trademarks, or trade names of their respective owners.

Safe Harbor Statement

This filing contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements relate to the proposed merger and the combined company and involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors, including those mentioned in documents filed with the Securities and Exchange Commission by both IDT and ICS. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IDT and ICS stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs; the level of market demand for the products of the companies; competitive pressures; economic conditions in the U.S. and other countries where the companies operate; information technology spending; technological obsolescence; industry competition; and other specific factors discussed in IDT’s and ICS’s most recent Annual Reports on Form 10-K and IDT’s and ICS’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. IDT and ICS assume no responsibility to update any forward-looking statements as a result of new information or future developments.

Participants in the Transaction

IDT, ICS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of IDT and their ownership of IDT shares is set forth in the proxy statement for IDT’s 2004 annual meeting of stockholders. Information about the directors and executive officers of ICS and their ownership of ICS stock is set forth in the proxy statement for ICS’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional Information And Where To Find It

IDT and ICS have filed a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read these filings because they contain important information about IDT, ICS and the proposed merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by IDT by contacting IDT Investor Relations. Investors and security holders may obtain free copies of the documents filed by ICS by contacting ICS Investor Relations.